UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 5)*

                             1-800 Flowers.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68243Q106
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (SBIC), LLC
      13-337-6808
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Delaware Organization

      Delaware
--------------------------------------------------------------------------------
                       5.     Sole Voting Power

                              3,060,740 (includes options to purchase 50,000 Shares)
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:
                             3,060,740 (includes options to purchase 50,000
                             Shares)
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,060,740 (includes options to purchase 50,000 Shares)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)                    10.8%

--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the sale of 177,500 shares of the Issuer's Common Stock and a change in the executive officers of the controlling persons of the Reporting Person.

ITEM 1.

      (a)   NAME OF ISSUER:

            1-800 Flowers.com, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1600 Stewart Avenue
            Westbury, NY  15590

ITEM 2.

      (a)   NAME OF PERSON FILING:

            J.P. Morgan Partners (SBIC), LLC

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   CITIZENSHIP:

            Delaware

      (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock

      (e)   CUSIP NUMBER:

            68243Q106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            3,060,740 (includes options to purchase 50,000 shares)

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106


      (b)   PERCENT OF CLASS:

            10.8% (as of December 31, 2005)

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   3,060,740 (includes options to purchase 50,000 shares)
            (ii)  Not applicable.
            (iii) 3,060,740 (includes options to purchase 50,000 shares)
            (iv)  Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      Not applicable.

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                       J.P. MORGAN PARTNERS (SBIC), LLC


                                       By:/s/ Jeffrey C. Walker
                                          _______________________________
                                          Name:  Jeffrey C. Walker
                                          Title: President

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

                                  EXHIBIT 2(A)

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

      JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of JPMP Master Fund, JPMP Corp. may be deemed to beneficially own the shares held by JPMP (SBIC).

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

                                   SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                             Jeffrey C. Walker*
Chief Investment Officer                              Arnold L. Chavkin*
Managing Director                                     Srinivas Akkaraju*
Managing Director                                     Christopher Albinson*
Managing Director                                     Dr. Dana Beth Ardi*
Managing Director                                     Christopher C. Behrens*
Managing Director                                     John Breckenridge*
Managing Director                                     Julie Casella-Esposito*
Managing Director                                     Rodney A. Ferguson*
Managing Director                                     Michael R. Hannon*
Managing Director                                     Matthew Lori*
Managing Director                                     Jonathan R. Lynch*
Managing Director                                     Stephen McKenna*
Managing Director                                     Sunil Mishra*
Managing Director                                     Stephen P. Murray*
Managing Director                                     Kevin O'Brien*
Managing Director                                     Timothy Purcell*
Managing Director                                     John Reardon*
Managing Director                                     Faith Rosenfeld*
Managing Director                                     Shahan D. Soghikian*
Managing Director                                     William Stuek*
Managing Director                                     Lauren Tyler*
Managing Director                                     Timothy J. Walsh*
Managing Director                                     Richard D. Waters, Jr. *
Managing Director                                     Damion E. Wicker, M.D.*

                                  DIRECTORS(1)

                               Jeffrey C. Walker*

-------------------------------
1     Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

                                   SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                               William B. Harrison**
President                                             Jeffrey C. Walker*
Chief Investment Officer                              Arnold L. Chavkin*
Managing Director                                     Srinivas Akkaraju*
Managing Director                                     Christopher Albinson*
Managing Director                                     Dr. Dana Beth Ardi*
Managing Director                                     Christopher C. Behrens*
Managing Director                                     John Breckenridge*
Managing Director                                     Julie Casella-Esposito*
Managing Director                                     Rodney A. Ferguson*
Managing Director                                     Michael R. Hannon*
Managing Director                                     Matthew Lori*
Managing Director                                     Jonathan R. Lynch*
Managing Director                                     Sunil Mishra*
Managing Director                                     Stephen P. Murray*
Managing Director                                     John Reardon*
Managing Director                                     Faith Rosenfeld*
Managing Director                                     Shahan D. Soghikian*
Managing Director                                     William Stuek*
Managing Director                                     Timothy J. Walsh*
Managing Director                                     Richard D. Waters, Jr. *
Managing Director                                     Damion E. Wicker, M.D.*


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
1     Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Amereicas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J/O. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106


                                   SCHEDULE C

                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)
Chairman of the Board                                                    William B. Harrison Jr.*
President and Chief Executive Officer                                    James Dimon*
Chief Information Officer                                                Austin A. Adams*
Co-CEO, Investment Bank                                                  Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services      Richard J. Srednicki*
Chief Financial Officer                                                  Michael J. Cavanagh*
Chief Administrative Officer                                             Frank Bisignano *
Director of Human Resources                                              John F. Bradley*
Co-General Counsel                                                       Joan Guggenheimer*
Chief Investment Officer                                                 Ina R. Drew *
Head, Commercial Banking                                                 Samuel Todd Maclin*
Head, Strategy                                                           Jay Mandelbaum*
Co-General Counsel                                                       William H. McDavid*
Treasury & Securities Services                                           Heidi Miller*
Head, Retail Financial Services                                          Charles W. Scharf*
Head, Asset & Wealth Management                                          James E. Staley*
Chief Risk Officer                                                       Don M. Wilson III*
MD & Co-CEO, Investment Bank                                             William T. Winters*

----------
1     Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J/O. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106



                                  DIRECTORS(1)


NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer              Retired Chairman of the Board and
                              Chief Executive Officer
                              Deere & Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                 Former Chairman and CEO
                              TIAA - CREF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy           Retired Chairman of the Board
                              Honeywell International Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke              President
                              Comcast Cable Communications, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                President
                              Henry Crown and Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                   President and Chief Executive Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter               President and Trustee
                              American Museum of Natural History
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106

--------------------------------------------------------------------------------
William H. Gray, III          Retired President and Chief Executive Officer
                              The College Fund/UNCF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
William B. Harrison, Jr.      Chairman of the Board
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.         Chairman and Chief Executive Officer
                              Clear Creek Properties, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                              Exxon Mobil Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler               Owner
                              John W. Kessler Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                Senior Advisor
                              JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian          Chairman and Chief Executive Officer
                              Masco Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                Chairman and Chief Executive Officer
                              Yum! Brands, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
William C. Weldon             Chairman and Chief Executive Officer
                              Johnson & Johnson
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER:  1-800 Flowers                                     CUSIP NO.:  68243Q106